

January 3, 2018

Registrant	File No.	Form	Original Filing Date	Amended Filing Date	Explanation
Pioneer Series Trust IV	811-21781	N-SAR-B/A	9/29/17	1/3/18	The Registrant amended the Form N-SAR for the period ended July 31, 2017 to add changes in the registrant's certifying accountant (question 77K). 　•To add Changes in registrant's certifying accountant.